May 9, 2019

Deborah M. Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

       Re: Hasbro, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2018
           Filed February 26, 2019
           File No. 001-06682

Dear Ms. Thomas:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2018

Financial Statements
Notes to the Consolidated Financial Statements
(22) Quarterly Financial Data (Unaudited   see accompanying accountants'
report), page 94

1. During the fiscal years ended December 30, 2018 and December 31, 2017, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are large variations in revenues, operating profit, and net earnings (loss) for all quarters. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, which may have contributed to the significant fluctuations in operating results. Refer to Item 302(a)(3) of Regulation S-K.
2. Additionally, tell us if you considered separately stating such material expenses separately on the face of the income statement. Please refer to Rule 5-03(b)(3) and
(6) of Regulation
      S-X.
 Deborah M. Thomas
Hasbro, Inc.
May 9, 2019
Page 2
3. Please tell us the significance of the reference to the accountant's report in note 22 given that we note no reference to quarterly data in the report on page 53. In this regard, it appears you should revise to remove the reference "see accompanying accountants' report"
         since the footnote is marked unaudited.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameDeborah M. Thomas                            Sincerely,
Comapany NameHasbro, Inc.
                                                               Division of
Corporation Finance
May 9, 2019 Page 2                                             Office of
Transportation and Leisure
FirstName LastName